

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2021

Marc Smernoff
Chief Financial Officer
Americold Realty Trust
10 Glenlake Parkway
Suite 600, South Tower
Atlanta, GA 30328

      Re: Americold Realty Trust
          Form 10-K for Fiscal Year Ending December 31, 2020
          Filed March 1, 2021
          File No. 001-34723

Dear Mr. Smernoff:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ending December 31, 2020

Item 9A. Controls and Procedures, page 109

1.   Please amend your filing to include your conclusion on the effectiveness of your disclosure controls and procedures. Please refer to Item 307 of Regulation S-K.

Item15. Exhibits, Financial Statements and Schedules, page 115

2.   Please tell us how you complied with Item 601(b)(22) of Regulation S-K, or tells us how you determined it was not necessary to include Exhibit 22 listing each subsidiary guarantor, issuer or co-issuer.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Isaac Esquivel at (202) 551-3395 or Shannon Menjivar at (202) 551-3856 if you have questions regarding our comments or with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Real Estate & Construction